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As filed with the Securities and Exchange Commission on December 14, 2005

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

Monolithic System Technology, Inc.
Name of Subject Company—Issuer and Filing Person—Offeror)

OPTIONS TO PURCHASE COMMON STOCK
par value $0.01 per share
(Title of Class of Securities)

609842109
(CUSIP Number of Class of Securities Underlying Options to Purchase Common Stock)

Chester J. Silvestri, Chief Executive Officer and President
Monolithic System Technology, Inc.
755 N. Mathilda Avenue
Sunnyvale, California 94085
(408) 731-1800
(Name, address and telephone number of person authorized to receive notices and communications on behalf of Filing Person)

Copies to:
Alan B. Kalin
Bingham McCutchen LLP
1900 University Avenue
East Palo Alto, California 94303
Telephone: (650) 849-4400
Facsimile: (650) 849-4609

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$1,622,034	$173.56

*
Calculated solely for purposes of determining the filing fee. This amount assumes that 284,318 shares of Restricted Common Stock of Monolithic System Technology, Inc. having an aggregate value of $1,622,034 as of December 13, 2005 will be issued upon surrender for cancellation of options to purchase 1,276,429 shares of common stock. The value of the transaction was calculated using the proposed exchange ratios and the average of the high and low prices for Monolithic System Technology, Inc. Common Stock on December 13, 2005.

**
$107.00 per $1,000,000 of the aggregate offering amount (or .000107 of the aggregate transaction valuation), pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended by Fee Advisory #5, released November 23, 2005.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.	Filing Party: Not applicable.
Form or Registration No.: Not applicable.	Date Filed: Not applicable.
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐
Third-party tender offer subject to Rule 14d-1.

☒
Issuer tender offer subject to Rule 13e-4.

☐
Going-private transaction subject to Rule 13e-3.

☐
Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

i

ITEM 1.    SUMMARY TERM SHEET.

        The information set forth in the Offer under the "Summary of Terms" section is incorporated herein by reference.

ITEM 2.    SUBJECT COMPANY INFORMATION.

  (a)
  Name and Address.

    The name of the issuer is Monolithic System Technology, Inc., a Delaware corporation ("Mosys" or the "Company"), the address of its principal executive office is 755 N. Mathilda Avenue, Sunnyvale, California 94085 and the telephone number of its principal executive office is (408) 731-1800. The information set forth in the Offer under Section 15 ("Information About Mosys") is incorporated herein by reference.

  (b)
  Securities.

    This Tender Offer Statement on Schedule TO relates to an offer (the "Offer") by the Company to issue restricted shares of the Company's Common Stock, upon the surrender for cancellation of options granted before April 19, 2004 with exercise prices equal to or greater than $7.42 per share currently outstanding under the Company's 1996 Stock Plan and Amended and Restated 2000 Stock Option and Equity Incentive Plan. Only U.S. employees of Mosys as of December 14, 2005 who continue to be employees through the Offer termination date of January 13, 2006, or a later date if the Offer period is extended, are eligible to participate in the Offer. Employees who are on a personal leave of absence of six months or less in duration as of the Offer Termination Date are eligible to participate in the Offer. In addition, employees who are currently on medical, maternity, worker's compensation, military or other statutorily protected leave of absence are eligible to participate in the Offer. However, employees who (1) are on a personal leave of absence exceeding six months in duration, or (2) resign or receive a notice of termination at any time before the Offer termination date of January 13, 2006, or a later date if the Offer period is extended, are not eligible to participate in the Offer. In addition, non-employee members of our Board of Directors are not eligible to participate in the Offer. The information set forth in the Offer under the "Summary of Terms" Section 1 ("Eligible Participants; Number of Options; Offer Termination Date"), Section 3 ("Source and Amount of Consideration; Terms of Restricted Common Shares") and Section 9 ("Interests of Directors and Officers; Transactions and Arrangements Involving the Options") is incorporated herein by reference.

  (c)
  Trading Market and Price.

    The information set forth in the Offer under Section 8 ("Price Range of Common Stock") is incorporated herein by reference.

ITEM 3.    IDENTITY AND BACKGROUND OF THE FILING PERSON.

  (a)
  Name and Address.

    The information set forth under Item 2(a) above is incorporated herein by reference.

ITEM 4.    TERMS OF THE TRANSACTION.

  (a)
  Material Terms.

    The information set forth in the Offer under the "Summary of Terms", Section 1 ("Eligible Participants; Number of Options; Offer Termination Date"), Section 3 ("Source and Amount of Consideration; Terms of Restricted Common Shares"), Section 4 ("Procedures for Surrendering Eligible Options for Cancellation"), Section 5 ("Change in Election"), Section 6 ("Acceptance of Options for Surrender and Cancellation; Issuance of Shares"), Section 7 ("Conditions of the Offer"), Section 10 ("Accounting Consequences of the Offer; Status of

    Options Surrendered in the Offer"), Section 11 ("Legal Matters; Regulatory Approvals"), Section 12 ("Material U.S. Federal Income Tax Consequences") and Section 13 ("Extension of Offer; Termination; Amendment") is incorporated herein by reference.

  (b)
  Purchases.

    The information set forth in the Offer under Section 9 ("Interests of Directors and Officers; Transactions and Arrangements Involving the Options") is incorporated herein by reference.

ITEM 5.    PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

  (e)
  Agreements Involving the Subject Company's Securities.

    The information set forth in the Offer under Section 9 ("Interests of Directors and Officers; Transactions and Arrangements Involving the Options") is incorporated herein by reference.

ITEM 6.    PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

  (a)
  Purposes.

    The information set forth in the Offer under Section 2 ("Purpose and Structure of the Offer") is incorporated herein by reference.

  (b)
  Use of Securities Acquired.

    The information set forth in the Offer under Section 6 ("Acceptance of Options for Surrender and Cancellation; Issuance of Shares") and Section 10 ("Accounting Consequences of the Offer; Status of Options Surrendered in the Offer") is incorporated herein by reference.

  (c)
  Plans.

    At present, the board of directors is composed of seven members. The Company from time to time evaluates strategic acquisitions and will continue to do so in the future. The Company may issue its stock or pay cash in connection with such acquisitions. The Company may obtain cash for such acquisitions through a variety of means, including, without limitation, through the issuance of additional stock. The information set forth in the Offer under Section 9 ("Interests of Directors and Officers; Transactions and Arrangements Involving the Options") is incorporated herein by reference.

ITEM 7.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

  (a)
  Source of Funds.

    The information set forth in the Offer under Section 1 ("Eligible Participants; Number of Options; Offer Termination Date"), Section 3 ("Source and Amount of Consideration; Terms of Restricted Common Shares"), Section 10 ("Accounting Consequences of the Offer; Status of Options Surrendered in the Offer") and Section 14 ("Fees and Expenses") is incorporated herein by reference.

  (b)
  Conditions.

    The information set forth in the Offer under Section 7 ("Conditions of the Offer") is incorporated herein by reference.

  (d)
  Borrowed Funds.

    Not applicable.

ITEM 8.    INTEREST IN THE SECURITIES OF THE SUBJECT COMPANY.

  (a)
  Securities Ownership.

    Not applicable.

  (b)
  Securities Transactions.

    The information set forth in the Offer under Section 9 ("Interests of Directors and Officers; Transactions and Arrangements Involving the Options") is incorporated herein by reference.

ITEM 9.    PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

  (a)
  Solicitations or Recommendations.

    Not applicable.

ITEM 10.    FINANCIAL STATEMENTS.

  (a)
  Financial Information.

    Item 8 ("Financial Statements and Supplementary Data") of Monolithic System Technology, Inc.'s Annual Report on Form 10-K for its fiscal year ended December 31, 2004, filed with the Securities and Exchange Commission on March 16, 2005, including all material incorporated by reference therein, is incorporated herein by reference. Item 1 ("Financial Statements") of Monolithic System Technology, Inc.'s Quarterly Report on Form 10-Q for its first fiscal quarter ended March 31, 2005, filed with the Securities and Exchange Commission on May 10, 2005, including all material incorporated by reference therein, is incorporated herein by reference. Item 1 ("Financial Statements") of Monolithic System Technology, Inc.'s Quarterly Report on Form 10-Q for its second fiscal quarter ended June 30, 2005, filed with the Securities and Exchange Commission on August 9, 2005, including all material incorporated by reference therein, is incorporated herein by reference. Item 1 ("Financial Statements") of Monolithic System Technology, Inc.'s Quarterly Report on Form 10-Q for its third fiscal quarter ended September 30, 2005, filed with the Securities and Exchange Commission on November 8, 2005, including all material incorporated by reference therein, is incorporated herein by reference. The information set forth in the Offer under Section 15 ("Information About Mosys") and Section 17 ("Additional Information") is incorporated herein by reference.

  (b)
  Pro Forma Information.

    Not applicable.

ITEM 11.    ADDITIONAL INFORMATION.

        Not applicable.

[Remainder of this page intentionally left blank.]

ITEM 12.    EXHIBITS.

Exhibit Number	Description
99.(a)(1)(A)
Offer of Restricted Stock Upon Surrender for Cancellation of Outstanding Options to Purchase Common Stock Granted Before April 19, 2004 Having an Exercise Price of $7.42 or More Per Share, dated December 14, 2005.
99.(a)(1)(B)	Form of Communication of Meeting to Employees.
99.(a)(1)(C)	Form of Election Form (included under Exhibit 1 of Exhibit 99.(a)(1)(A)).
99.(a)(1)(D)	Form of Notice of Change in Election from Accept to Reject (included under Exhibit 3 of Exhibit 99.(a)(1)(A)).
99.(a)(1)(E)	Form of Notice of Change in Election from Reject to Accept (included under Exhibit 3 of Exhibit 99.(a)(1)(A)).
99.(a)(1)(F)	Form of Electronic Confirmation of Election Form(s)/Notice of Change in Election Form.
99.(a)(1)(G)	Form of Electronic Reminder to Employees.
99.(a)(1)(H)
Monolithic System Technology, Inc.'s Annual Report on Form 10-K for its fiscal year ended December 31, 2004, filed with the Securities and Exchange Commission on March 16, 2005 (Commission file No. 000-32929), and incorporated herein by reference.
99.(a)(1)(I)
Monolithic System Technology, Inc.'s Quarterly Report on Form 10-Q for its first fiscal quarter ended March 31, 2005, filed with the Securities and Exchange Commission on May 10, 2005 (Commission file No. 000-32929), and incorporated herein by reference.
99.(a)(1)(J)
Monolithic System Technology, Inc.'s Quarterly Report on Form 10-Q for its second fiscal quarter ended June 30, 2005, filed with the Securities and Exchange Commission on August 9, 2005 (Commission file No. 000-32929), and incorporated herein by reference.
99.(a)(1)(K)
Monolithic System Technology, Inc.'s Quarterly Report on Form 10-Q for its third fiscal quarter ended September 30, 2005, filed with the Securities and Exchange Commission on November 8, 2005 (Commission file No. 000-32929), and incorporated herein by reference.
99.(b)	Not applicable.
99.(d)(1)
1996 Stock Plan (incorporated by reference to Exhibit 10.3 to the Company's Registration Statement on Form S-1, as amended, originally filed August 4, 2000, declared effective June 27, 2001 (Commission file No. 333-43122)).
99.(d)(2)
Monolithic System Technology, Inc. Amended and Restated 2000 Stock Option and Equity Incentive Plan (incorporated by reference to the Company's proxy statement on Schedule 14A filed on October 7, 2004 (Commission File No. 000-32929)).
99.(d)(3)	Form of Restricted Stock Agreement (included under Exhibit 2 of Exhibit 99.(a)(1)(A)).
99.(g)	Not applicable.
99.(h)	Not applicable.

ITEM 13.    INFORMATION REQUIRED BY SCHEDULE 13E-3.

        Not applicable.

[Remainder of this page intentionally left blank.]

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 14, 2005

MONOLITHIC SYSTEM TECHNOLOGY, INC.
By:	/s/ Chester J. Silvestri
Name:	Chester J. Silvestri
Title:	Chief Executive Officer and President

INDEX OF EXHIBITS

Exhibit Number	Description
99.(a)(1)(A)
Offer of Restricted Stock Upon Surrender for Cancellation of Outstanding Options to Purchase Common Stock Granted Before April 19, 2004 Having an Exercise Price of $7.42 or More Per Share, dated December 14, 2005.
99.(a)(1)(B)	Form of Communication of Meeting to Employees.
99.(a)(1)(C)	Form of Election Form (included under Exhibit 1 of Exhibit 99.(a)(1)(A)).
99.(a)(1)(D)	Form of Notice of Change in Election from Accept to Reject (included under Exhibit 3 of Exhibit 99.(a)(1)(A)).
99.(a)(1)(E)	Form of Notice of Change in Election from Reject to Accept (included under Exhibit 3 of Exhibit 99.(a)(1)(A)).
99.(a)(1)(F)	Form of Electronic Confirmation of Election Form(s)/Notice of Change in Election Form.
99.(a)(1)(G)	Form of Electronic Reminder to Employees.
99.(a)(1)(H)
Monolithic System Technology, Inc.'s Annual Report on Form 10-K for its fiscal year ended December 31, 2004, filed with the Securities and Exchange Commission on March 16, 2005 (Commission file No. 000-32929), and incorporated herein by reference.
99.(a)(1)(I)
Monolithic System Technology, Inc.'s Quarterly Report on Form 10-Q for its first fiscal quarter ended March 31, 2005, filed with the Securities and Exchange Commission on May 10, 2005 (Commission file No. 000-32929), and incorporated herein by reference.
99.(a)(1)(J)
Monolithic System Technology, Inc.'s Quarterly Report on Form 10-Q for its second fiscal quarter ended June 30, 2005, filed with the Securities and Exchange Commission on August 9, 2005 (Commission file No. 000-32929), and incorporated herein by reference.
99.(a)(1)(K)
Monolithic System Technology, Inc.'s Quarterly Report on Form 10-Q for its third fiscal quarter ended September 30, 2005, filed with the Securities and Exchange Commission on November 8, 2005 (Commission file No. 000-32929), and incorporated herein by reference.
99.(b)	Not applicable.
99.(d)(1)
1996 Stock Plan (incorporated by reference to Exhibit 10.3 to the Company's Registration Statement on Form S-1, as amended, originally filed August 4, 2000, declared effective June 27, 2001 (Commission file No. 333-43122)).
99.(d)(2)
Monolithic System Technology, Inc. Amended and Restated 2000 Stock Option and Equity Incentive Plan (incorporated by reference to the Company's proxy statement on Schedule 14A filed on October 7, 2004 (Commission File No. 000-32929)).
99.(d)(3)	Form of Restricted Stock Agreement (included under Exhibit 2 of Exhibit 99.(a)(1)(A)).
99.(g)	Not applicable.
99.(h)	Not applicable.

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